                      SECURITIES AND EXCHANGE COMMISSION
                                      IN
                            WASHINGTON, D.C. 20549

                                 -------------

                                SCHEDULE 14D-9
                               (Amendment No. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                            HIGH PLAINS CORPORATION
                           (Name of Subject Company)

                                 -------------

                            HIGH PLAINS CORPORATION
                       (Name of Person Filing Statement)

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                    Common Stock, par value $0.10 per share
                        (Title of Class of Securities)

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                                   429701105
                     (CUSIP Number of Class of Securities)

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                                 Gary R. Smith
                     President and Chief Executive Officer
                            High Plains Corporation
                          200 W. Douglas, Suite #820
                             Wichita, Kansas 67202
                                (316) 269-4310
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                 -------------

                                with copies to:

Christopher G. Standlee, Esq.             Roger V. Stageberg, Esq.
Vice President and General Counsel        Sherri D. Ulland
High Plains Corporation                   Lommen, Nelson, Cole & Stageberg, P.A.
200 W. Douglas, Suite #820                80 South Eighth Street, Suite #1800
Wichita, Kansas 67202                     Minneapolis, Minnesota 55402
(316) 269-4310                            (612) 339-8131

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     This Amendment No. 1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on November 16, 2001, by High Plains Corporation, a Kansas corporation (the "Company"), relating to the tender offer by ASA Environment & Energy Holding AG, a company organized under the laws of Switzerland ("Purchaser"), to purchase all of the issued and outstanding shares of Common Stock, $.010 par value per share, of the Company (the "Shares") at a purchase price of $5.6358 per Share in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2001 (the "Offer to Purchase"). This Offer is described in a Tender Offer Statement on Schedule TO, dated November 16, 2001 (the "Schedule TO"), which was filed by Abengoa, S.A., a company organized under the laws of Spain ("Abengoa") and Purchaser with the Securities and Exchange Commission on November 16, 2001. This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the
Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

     Item 4, under the heading "Background of the Offer," is hereby amended to read as follows:

     Management and the Company Board had discussed for several months their belief that the market price of the Company Common Stock was not properly reflecting the value of the Company and requested that an investment banking firm make a presentation at the Board's April 19, 2001 meeting regarding possible strategic alternatives for the Company. At the April 19, 2001 meeting of the Company Board, an investment banking firm that was familiar with the agricultural and ethanol industries made a presentation to the directors regarding the strategic alternatives for the Company of (i) remaining as an operating entity in its current status, (ii) attempting to acquire other operating companies, (iii) entering into a going-private transaction or (iv) sale to a strategic partner. The investment banking firm proposed that it serve as the Company's financial advisor and provide financial services to it, including, if the Company Board so approved, the preparation of an offering memorandum relating to the disposition of the Company for distribution to potential purchasers. No engagement letter was ever entered into with such investment banking firm.

     After the presentation at the April 19, 2001 meeting of the Company Board, the Company Board discussed all of the alternatives presented by the investment banking firm for increasing shareholder value and concluded the sale of the Company to a strategic partner was in the best interest of the Company's shareholders. It was suggested that management meet with GAHS to discuss the possible sale of the Company.

     On June 6 , 2001, the officers of the Company met with GAHS in Minneapolis, Minnesota, to determine whether GAHS should be retained to assist the Company with a merger, sale or any similar transaction.

     On July 18, 2001, the Company Board had a meeting to review a proposed Engagement Agreement with GAHS pursuant to which GAHS would assist the Company with a merger, sale or any similar transaction. The Company Board authorized management to complete negotiations on the Engagement Agreement and enter into the same with GAHS.

     On July 26, 2001, the Company entered into an Engagement Agreement with GAHS wherein it retained GAHS, for a minimum period of six months, as its exclusive agent to assist it with a merger, sale or any similar transaction related to the Company. GAHS subsequently began its due diligence on the Company and began preparation of a Confidential Memorandum describing the Company, its industry, its business and its financial performance.

     Additional information concerning the background of the Offer is set forth in "Section 11. Background of the Offer and Merger" in the Offer to Purchase and is incorporated herein by reference.

     On October 1, 2001, the Company Board met for a regularly scheduled meeting and management presented a non-binding proposal received by the Company from Abengoa on September 19, 2001, which expired by its terms on October 3, 2001. GAHS advised the directors at this meeting that its contacts with numerous potentially interested parties indicated that the proposal received from Abengoa on September 19, 2001, indicating serious interest in
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acquiring the Company, should be pursued. The Company Board authorized execution of an Exclusivity Letter, dated October 1, 2001.

     On October 30, 2001, Abengoa's proposal and the proposed Merger Agreement were submitted to the Company's Transaction Committee and Company Board. The Company Board, based on the recommendation of the Transaction Committee, unanimously approved the terms of the Merger Agreement. Thereafter, legal representatives of Purchaser and the Company finalized the Merger Agreement, and the Merger Agreement was executed and delivered on November 1, 2001.

     On November 1, 2001, Abengoa and the Company issued a joint press release announcing the execution of the Merger Agreement.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              HIGH PLAINS CORPORATION

                              By: /s/ Gary R. Smith
                                 ---------------------------------------
                              Gary R. Smith
                              Its President and Chief Executive Officer
                              Date: November 30, 2001